Exhibit 99.29

CONSENT OF P. JOHNSON

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated September 2002, entitled “Cambior – Rosebel Project Technical Report – Suriname, South America” (the “Rosebel Report”); and

2.	The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Rosebel Report and the properties described therein.

Date: March 31, 2008

/s/ Paul M. Johsnon
Name: Paul M. Johnson
Title: Manager-Mining
Osisko Exploration Ltée